Exhibit 11.1

WILLIS LEASE FINANCE CORPORATION
AND SUBSIDIARIES
Computation of Earnings Per Share
(In thousands, except per share data, unaudited)

	Three Months ended June 30,		Six Months ended June 30,
	2007	2006	2007	2006
Basic
Earnings:
Net income attributable to common shareholders	$3,612	$817	$7,235	$10,881

Shares:
Average common shares outstanding	8,118	9,223	8,066	9,189

Basic earnings per common share	$0.44	$0.09	$0.90	$1.18

Assuming full dilution
Earnings:
Net income attributable to common shareholders	$3,612	$817	$7,235	$10,881

Shares:
Average common shares outstanding	8,118	9,223	8,066	9,189
Potentially dilutive common shares outstanding	518	475	523	454
Diluted average common shares outstanding	8,636	9,698	8,589	9,643

Diluted earnings per common share	$0.42	$0.08	$0.84	$1.13

Supplemental information:

The difference between average common shares outstanding to calculate basic and assuming full dilution is due to options outstanding under the 1996 Stock Options/Stock Issuance Plan.